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                               October 26, 2021

       Randy Hyzak
       Chief Financial Officer
       LAS VEGAS SANDS CORP
       3355 Las Vegas Boulevard South
       Las Vegas, Nevada 89109

                                                        Re: LAS VEGAS SANDS
CORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
September 29, 2021
                                                            File No. 001-32373

       Dear Mr. Hyzak:

              We have reviewed your September 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       General

   1. You state in response to prior comment 2 that your capital expenditures regarding climate-
                                                        related initiatives are
primarily focused on energy and water efficiency projects and that your climate-related
program costs related to these initiatives primarily consist of payroll and third-party
consultant costs. You further state that these capital expenditures and program costs were
immaterial during the three years ended December 31, 2020. Please tell us more about
physical changes you are making, such as the installation of building system technology to
monitor and help reduce consumption, and whether you consider the related costs to be
part of your capital expenditures for climate-related initiatives. Include information quantifying
your capital expenditures and program costs and explain how you
 Randy Hyzak
FirstName LastNameRandy
LAS VEGAS     SANDS CORPHyzak
Comapany
October 26,NameLAS
            2021    VEGAS SANDS CORP
October
Page 2 26, 2021 Page 2
FirstName LastName
         determined they were not material. In addition, tell us about any compliance costs you have incurred related to climate change.

2. In your response to prior comment 3 you state that you experienced physical damage to your properties and temporary loss of business from several typhoons and that you do not consider these events to be material. Please provide more detail about and quantify the property damage and the loss of business you experienced and explain how you determined they were not material. In addition, tell us how you considered how indirect weather-related impacts may affect your customers and suppliers.
3. You also state in your response to prior comment 3 that you are exposed to potentially significant losses resulting from catastrophic events and severe weather conditions, which could be the result of climate change among other factors. However, the risk factors you cite in support of this statement appear to address natural disasters and weather conditions, not the risk of the significant physical effects of climate change. Given the statement in your response that you face potential risks associated with the physical effects of climate change--which may include more frequent or severe storms, typhoons, flooding, rising sea levels and shortages of water, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows--please tell us how you determined that additional risk factor disclosure specifically regarding climate change is not warranted at this time.
4. In response to prior comment 4 you state that you assessed the current effects of climate change regulation on your business, credit risks, technological changes and market trends caused by climate change and deemed them immaterial. Provide us with additional information supporting this assertion as your response appears to be conclusory without adequately detailing various transition risks related to climate change and the effect they may have on you. In addition, please tell us more about your assessment of transition risks in connection with future legislation or regulation related to climate change and explain how you considered providing disclosure regarding their potential effects.

5. Refer to prior comment 5. You state that the purchase and sale of carbon credits or offsets have not been material to you and have not had a material effect on your business, financial condition, results of operations and cash flows. Please provide us with additional detail to support this statement, including quantitative information.
 Randy Hyzak
LAS VEGAS SANDS CORP
October 26, 2021
Page 3

      You may contact Maryse Mills-Apenteng at 202-551-3457 or Pam Long at 202-551-
3765 with any questions.



FirstName LastNameRandy Hyzak                         Sincerely,
Comapany NameLAS VEGAS SANDS CORP
                                                      Division of Corporation
Finance
October 26, 2021 Page 3                               Office of Real Estate &
Construction
FirstName LastName